Exhibit 99.1

NOTICE TO THE MARKET

JBS ANNOUNCES TENDER OFFER RESULTS AND UPSIZED CAP;

AND US$500M RE-TAP OF 2037 & 2057 NOTES

JBS N.V. (NYSE:JBS, B3: JBSS32) communicates to its shareholders and the market that its wholly-owned subsidiary JBS USA Food Company Holdings announced today (i) the early tender results for its tender offers (the “Tender Offers”) to purchase for cash a combined aggregate principal amount of up to US$1 billion aggregate principal amount (the “Maximum Amount”) of its 6.750% Senior Notes due 2034 (the “2034 Notes”) and its 5.950% Senior Notes due 2035 (the “2035 Notes” and, together with the 2034 Notes, the “Notes”) and (ii) that it has increased the Maximum Amount from up to US$1 billion aggregate principal amount of the Notes to up to US$1.2 billion aggregate principal amount of the Notes (the “Increased Maximum Amount”). The Tender Offers are being made upon the terms, and subject to the conditions, previously described in the offer to purchase, dated March 30, 2026 (as amended, the “Offer to Purchase”).

As previously communicated to the market, on March 30, 2026, JBS N.V., JBS USA Food Company Holdings and JBS USA Foods Group Holdings, Inc. (the “Issuers”) priced the offerings of (1) US$1.25 billion in aggregate principal amount of 5.625% Senior Notes due 2037 (the “Initial 2037 Notes”) and (2) US$750 million in aggregate principal amount of 6.400% Senior Notes due 2057 (the “Initial 2057 Notes” and, together with the Initial 2037 Notes, the “Initial Notes”). On April 9, 2026, the Issuers priced re-tap offerings of (A) US$250 million in aggregate principal amount of 5.625% Senior Notes due 2037 (the “Additional 2037 Notes”) (increasing the aggregate principal amount of 5.625% senior notes due 2037 to US$1.5 billion) and (B) US$250 million in aggregate principal amount of 6.400% Senior Notes due 2057 (the “Additional 2057 Notes” and, together with the Additional 2037 Notes, the “Additional Notes” and, together with the Initial Notes, the “Notes”) (increasing the aggregate principal amount of 6.400% senior notes due 2057 to US$1 billion). The settlement and issuance of the Notes is scheduled for April 13, 2026, subject to customary closing conditions. The net proceeds from these offerings will be used to pay the consideration payable pursuant to the Tender Offers and the remaining funds will be used for general corporate purposes.

JBS USA Food Company Holdings has been advised that as of 5:00 p.m., New York City time, on April 10, 2026 (the “Early Tender Date”) (i) US$1,322,843,000.00 aggregate principal amount of the 2034 Notes representing approximately 87.8% of the outstanding 2034 Notes and (ii) US$829,769,000.00 aggregate principal amount of the 2035 Notes representing approximately 83.0% of the outstanding 2035 Notes, in each case, had been validly tendered (and not validly withdrawn) pursuant to the Tender Offers. Because the 2034 Notes validly tendered prior to or at the Early Tender Date have an aggregate principal amount that exceeds the Increased Maximum Amount, JBS USA Food Company Holdings (x) expects to purchase 2034 Notes on a prorated basis and (y) does not expect to accept for purchase (i) any 2035 Notes that have been validly tendered prior to or at the Early Tender Date and (ii) any Notes tendered after the Early Tender Date on a subsequent settlement date. JBS USA Food Company Holdings expects to elect to exercise its right to make payment on April 14, 2026 for 2034 Notes that were validly tendered prior to or at the Early Tender Date and that are accepted for purchase.

Amstelveen, April 13, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer